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                             April 5, 2023

       Peter Pizzino
       President
       Wearable Health Solutions, Inc.
       2901 Pacific Coast Highway, Suite 200
       Newport Beach, CA 92663

                                                        Re: Wearable Health
Solutions, Inc.
                                                            Offering Statement
on Form 1-A
                                                            Filed on March 30,
2023
                                                            File No. 024-12202

       Dear Peter Pizzino:

                                                        This is to advise you
that we do not intend to review your offering statement.

               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

                                                        Please contact Jenny
O'Shanick at 202-551-8005 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Manufacturing
       cc:                                              Jonathan D. Leinwand,
P.A.